1933 Act/Rule 485(a)

June 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Virtus Alternative Solutions Trust File Nos. 333-191940 and 811-22906 Post-Effective Amendment No. 3

To The Commission Staff:

On behalf of Virtus Alternative Solutions Trust (the “Trust” or “Registrant”), transmitted herewith for filing under Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940, is Post-Effective Amendment No. 3 of the Registrant’s Registration Statement on Form N-1A.

We recently became aware that our previous filing, Post-Effective Amendment No. 2, filed on May 22, 2014, adding a new series to the Trust, Virtus Strategic Income Fund, was inadvertently filed without our having requested Edgar series and class identifiers for the new series. This Post-Effective Amendment No. 3 is being filed for the purpose of refiling the documents contained in Post-Effective Amendment No. 2, thereby beginning the registration process for Virtus Strategic Income Fund.

Please contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790 if you have any questions concerning this amendment.

Very truly yours,

/s/ Jennifer Fromm

Jennifer Fromm

cc:   Ann Flood